UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DYAX CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

26746E103

(CUSIP Number of Class of Securities (Common Stock))*

Gustav A. Christensen

President and Chief Executive Officer

Dyax Corp.

55 Network Drive

Burlington, MA 01803
(617) 225-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Nathaniel S. Gardiner, Esq.
Edwards Wildman Palmer LLP
111 Huntington Avenue At Prudential Center

Boston, Massachusetts 02199-7613
(617) 239-0100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$8,886,084	$1,018.35

(1)	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 5,451,585 options to purchase the Issuer’s common stock that are eligible for exchange as of May 18, 2012 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated as of May 18, 2012 using the average of the Company’s high and low trading prices on this date.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,018.35
Form or Registration No.:	Schedule TO
Filing Party:	Dyax Corp.
Date Filed:	May 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

*	Represents the CUSIP number for the common stock underlying the options. The options have not been assigned a CUSIP number.

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Dyax Corp., a Delaware corporation (“Dyax” or the “Company”), with the Securities and Exchange Commission on May 21, 2012, relating to the offer by the Company (the “Offer”) to Eligible Participants to exchange some or all of their outstanding Eligible Options for New Options to be issued under the Company’s Amended and Restated 1995 Equity Incentive Plan. Only those items which are being amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. Capitalized terms not defined in this Amendment No. 1 have the meanings given to such terms in the Schedule TO.

This Amendment No. 1 reports the results of the Offer, in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs thereto:

The Offer, including all withdrawal rights, expired on June 19, 2012 at 1:00 p.m., Eastern Time. On June 20, 2012 we accepted for cancellation Eligible Options to purchase an aggregate of 4,192,310 shares of the Company’s common stock, representing 77% of the total number of shares of common stock underlying all Eligible Options. In exchange for the Eligible Options surrendered in the Offer, on June 20, 2012 we issued New Options to purchase up to an aggregate of 2,473,596 shares of the Company’s common stock under the Plan. Each New Option has an exercise price per share of $2.06, the closing price of the Company’s common stock on the Nasdaq Global Market on June 20, 2012. Eligible Options not tendered for exchange remain outstanding according to their original terms and subject to the Plan.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(1)(J) Notice of Expiration of Offer and Acceptance of Options Tendered for Exchange”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

DYAX CORP.

By:	/s/ George Migausky
Name:	George Migausky
Title:	and Chief Financial Officer

Date: June 21, 2012

INDEX OF EXHIBITS

Exhibit Number	Description	Reference
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated May 21, 2012	*
(a)(1)(B)	Cover Letter to Eligible Participants from Gustav Christensen, dated May 21, 2012	*
(a)(1)(C)	Email to Eligible Participants from Gustav Christensen, dated May 21, 2012	*
(a)(1)(D)	Election Form	*
(a)(1)(E)	Withdrawal Form	*
(a)(1)(F)	Form of Election Form Rejection E-mail	*
(a)(1)(G)	Form of Reminder E-mail	*
(a)(1)(H)	Employee PowerPoint Presentation	*
(a)(1)(I)	Form of New Option Grant Confirmation Email	*
(a)(1)(J)	Notice of Expiration of Offer and Acceptance of Options Tendered for Exchange	(1)
(a)(2)	Not applicable	-
(a)(3)	Not applicable	-
(a)(4)	Not applicable	-
(a)(5)(A)	Dyax Corp. Annual Report on Form 10-K for the year ended December 31, 2011	(2)
(a)(5)(B)	Dyax Corp. Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2012	(3)
(b)	Not applicable	-
(d)(1)	Dyax Corp. Amended and Restated 1995 Equity Incentive Plan, as amended	(4)
(d)(2)	Form of Incentive Stock Option Certificate under the Amended and Restated 1995 Equity Incentive Plan, as amended	(5)
(d)(3)	Form of Nonstatutory Stock Option Certificate under the Amended and Restated 1995 Equity Incentive Plan for its U.S. employees, including executive officers	(6)
(d)(4)	Form of Nonstatutory Stock Option Certificate under the Amended and Restated 1995 Equity Incentive Plan for its non-employee directors	(7)
(d)(5)	Form of the Company's Restricted Stock Unit Certificate under the Company's Amended and Restated 1995 Equity Incentive Plan for all U.S. employees, including its executive officers	(8)
(d)(6)	1998 Employee Stock Purchase Plan, as amended on March 25, 2009	(9)
(d)(7)	Amended and Restated Registration Rights Agreement, dated as of February 12, 2001, between holders of the Company’s capital stock named therein and the Company	(10)
(g)	Not applicable	-
(h)	Not applicable	-

*	Previously filed.

(1)	Filed herewith.

(2)	Incorporated by reference to the filing of such report with the SEC on March 2, 2012 (File No. 000-24537).

(3)	Incorporated by reference to the filing of such report with the SEC on May 2, 2012 (File No. 000-24537).

(4)	Incorporated by reference to the filing of such exhibit as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-024537) for the quarter ended June 30, 2010, as amended.

(5)	Incorporated by reference to the filing of such exhibit as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004.

(6)	Incorporated by reference to the filing of such exhibit as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004.

(7)	Incorporated by reference to the filing of such exhibit as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-24537) for the quarter ended September 30, 2004.

(8)	Incorporated by reference to the filing of such exhibit as Exhibit 10.1(e) to the Company’s Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2011.

(9)	Incorporated by reference to the filing of such exhibit as Exhibit 10.2 to the Company’s Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2009.

(10)	Incorporated by reference to the filing of such exhibit as Exhibit 10.33 to the Company’s Annual Report on Form 10-K (File No. 000-24537) for the year ended December 31, 2000.